RICHTECH ROBOTICS INC.

4175 Cameron Street Suite 1

Las Vegas, NV 89103

May 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Marion Graham

Jan Woo

Re:	Richtech Robotics Inc.
Registration Statement on Form S-3
Initially Filed February 7, 2025
File No. 333-284779

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Richtech Robotics Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EST on Thursday, May 15, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Zhenwu Huang
Zhenwu Huang
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP